Exhibit 99.1

Wipro Charts a New Course

November 1, 2012, Bangalore, India: The Board of Directors of Wipro Limited in their meeting held today, approved the demerger of the Wipro Consumer Care & Lighting (including Furniture business), Wipro Infrastructure Engineering (Hydraulics & Water businesses), and Medical Diagnostic Product & Services business (through its strategic joint venture), into a separate company to be named Wipro Enterprises Limited. Wipro Limited will remain a publicly listed company that will focus exclusively on information technology. Wipro Enterprises Limited will be an unlisted company.

In fiscal year 2011-12, the IT business contributed to 86% of revenue and 94% of operating profit of Wipro Limited. The demerger is anticipated to provide fresh impetus for both Wipro Limited and Wipro Enterprises Limited to pursue their individual growth strategies. The demerger is also expected to improve the competitiveness in their respective markets.

The Board of Wipro Limited will remain unchanged, and the demerger will have no impact on the management structure of Wipro Limited. There will be no change in the leadership of any of Wipro Enterprises Limited’s constituent businesses. Wipro brand will be jointly owned by both the companies.

Azim Premji will remain Executive Chairman of the Board of Wipro Limited and will assume the position of Non-Executive Chairman of Wipro Enterprises Limited. “I am confident that the demerger will enhance value for our shareholders, and provide fresh momentum for growth. Each of our distinct businesses is best of breed in its respective industry, and we are committed to both the businesses,” said Azim Premji, Chairman, Wipro Limited.

“Creating a technology-focused company will allow us to better serve the needs of our customers, and accelerate investments necessary to capitalize on market growth opportunities” said TK Kurien, CEO, IT Business and Executive Director, Wipro Limited.

“The businesses of Wipro Enterprises Limited are diverse, and this demerger gives them an opportunity to pursue their independent growth plans. I believe the demerger scheme reflects a high standard of governance, transparency and fairness for all stakeholders”, said Suresh Senapaty, CFO and Executive Director, Wipro Limited.

Wipro has constituted a special committee of its board of directors to oversee the planning and execution of the demerger plan. The special committee comprises independent directors N. Vaghul, Bill Owens and M. K. Sharma. The appointed date for the demerger is opening of business hours on April 1, 2012, and the demerger is expected to be completed by the next fiscal year. This demerger is subject to Indian court approval and regulatory approvals.

According to the restructuring scheme as currently proposed, resident Indian shareholders of Wipro Limited on the record date can choose from multiple options as per their investment objectives. They may opt to:

(i)	receive one equity share with face value of Rs.10 in Wipro Enterprises Limited for every five equity shares with face value of Rs.2 each in Wipro Limited that they hold; or

(ii)	receive one 7% Redeemable Preference Share in Wipro Enterprises Limited, with face value of Rs.50, for every five equity shares of Wipro Limited that they hold; or

(iii)	exchange the equity shares of Wipro Enterprises Limited and receive as consideration equity shares of Wipro Limited held by the Promoter. The exchange ratio will be 1 equity share in Wipro Limited for every 1.65 equity shares in Wipro Enterprises Limited.

Each Redeemable Preference Share shall have a maturity of 12 months and shall be redeemed at a value of Rs.235.20

Non-resident shareholders (excluding ADR holders) and the ADR holders on the record date would be entitled to receive equity shares of Wipro Enterprises Limited in the aforesaid ratio. The Non-resident shareholders (excluding ADR holders) shall further have the option to exchange the Wipro Enterprises Limited equity shares that they are entitled to and receive equity shares of Wipro Limited held by the Promoter in the aforesaid ratio.

According to the restructuring scheme as currently proposed, the Wipro Enterprises Limited equity shares that the ADR holders would otherwise be entitled to receive shall be compulsorily exchanged for equity shares of Wipro Limited held by the Promoter in the aforesaid ratios. Subject to receipt of all Indian and U.S. Securities and Exchange Commission approvals/exemptions, the ADR holders will be issued additional ADRs representing the Wipro Limited equity shares that they would otherwise receive pursuant to the scheme of arrangement. Where such approvals/exemptions are not forthcoming or are not received prior to the record date for the demerger, we expect that the depository with respect to the ADRs will, subject to compliance with applicable laws and the terms of the deposit agreement, sell the equity shares of Wipro Limited that ADR holders would otherwise be entitled to receive, and distribute the proceeds thereof to the ADR holders.

The demerger is anticipated to also assist Wipro Limited in increasing public float for the purpose of the meeting the minimum public shareholding requirement under clause 40A of its listing agreement subject to SEBI approval.

The Valuation process was jointly undertaken by Deloitte Touche Tohmatsu India Private Limited and N. M. Raiji & Co, while fairness opinions were provided by JM Financial Institutional Securities Private Limited and Citigroup Global Markets India Private Limited. JM Financial also acted as the sole financial advisor to Wipro Limited.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting. For more information, please visit our websites at www.wipro.com.

Contacts:

Media

Vipin Nair, Wipro Limited

Head Communications

+91 9845014036

vipin.nair1@wipro.com

Investors

Aravind Viswanathan

Investor Relations, Wipro Limited

+91 – 80 – 39916143

aravind.viswanathan@wipro.com

Wipro’s forward looking and cautionary statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.